11:00 AM

04/14/22

Accrual Basis

Triune Solutions LLC
Profit & Loss
January through February 2022

	Jan - Feb 22
Ordinary Income/Expense	
Income	
40001 · Professional Services	148,712.28
Total Income	148,712.28
Expense	
50000 · Direct Charges	
50001 · Salary & Wages	45,372.99
50002 · Subcontractor	6,700.00
50019 · Software Expense	157.92
Total 50000 · Direct Charges	52,230.91
55000 · Fringe Benefits	
55006 · State Unemployment	631.79
55008 · Payroll Taxes	10,376.19
55009 · Health Insurance	7,830.61
55015 · HR Service	727.80
66000 · Payroll Expenses	29.70
Total 55000 · Fringe Benefits	19,596.09
60000 · Overhead	
60001 · Overhead Labor	12,160.00
60002 · Materials & Supplies	139.91
60003 · Officer's Salary	12,923.05
60012 · Office Supply	254.39
60016 · Vehicle Expense	108.18
60019 · Recruiting	11,265.72
60024 · Parking	100.00
60032 · Proposal Writing	21,799.85
Total 60000 · Overhead	58,751.10
70000 · G / A	
70001 · Rent	
Baltimore Office	1,970.00
Wayne Place	12,000.00
Total 70001 · Rent	13,970.00
70002 · Office Expenses	127.50
70003 · Bank Service Charges	605.00
70004 · Depreciation Expense	1,675.22
70011 · Accounting Services	3,750.00
70013 · Computer Expenses	1,831.02
70014 · Telephone & Internet Expense	7,838.18
70018 · Website Developer	310.26
70020 · General Liability Insurance	2,051.50
70022 · Dues and Subscriptions	128.65
70025 · Advertising and Promotion	816.91
70037 · Marketing	477.98
70038 · Meals	214.38
Total 70000 · G / A	33,796.60
99999 · Ask my Accountant	590.00
Total Expense	164,964.70
Net Ordinary Income	-16,252.42

Triune Solutions LLC
Profit & Loss
January through February 2022

	Jan - Feb 22
Other Income/Expense	
Other Expense	
80000 · Unallowable Expenses	
80002 · Interest Expense	2,448.60
Total 80000 · Unallowable Expenses	2,448.60
Total Other Expense	2,448.60
Net Other Income	-2,448.60
Net Income	**-18,701.02**

Triune Solutions LLC
Balance Sheet
As of February 28, 2022

	Feb 28, 22
ASSETS	
Current Assets	
Checking/Savings	
10100 · M&T - 1379	183,188.94
10105 · PNC Bank	10,000.00
Total Checking/Savings	193,188.94
Accounts Receivable	
11000 · Accounts Receivable	60,201.90
Total Accounts Receivable	60,201.90
Other Current Assets	
13000 · Prepaid Expenses	1,920.96
13100 · Prepaid Maint-Truck Mechanical	3,832.36
13200 · Prepaid Maint-Truck Wheel/Tire	1,391.20
Total Other Current Assets	7,144.52
Total Current Assets	260,535.36
Fixed Assets	
15000 · Furniture and Equipment	12,692.57
15002 · Truck	50,256.35
15100 · Accumulated Depreciation	-17,718.21
Total Fixed Assets	45,230.71
Other Assets	
14001 · Suspense	590.00
16000 · Investments	3,000.00
17000 · Shareholder Loan	151,491.05
18000 · Security Deposits	500.00
Total Other Assets	155,581.05
TOTAL ASSETS	**461,347.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20500 · AMEX	1,882.37
Total Credit Cards	1,882.37
Other Current Liabilities	
24000 · Payroll Liabilities	
24001 · Federal Withholding	9,546.00
24002 · FICA Withholding	8,789.00
24004 · FUTA Payable	187.06
24008 · DC Withholding	2,788.65
24010 · MD Withholding	5,309.07
24012 · SUTA Payable	2,158.43
24000 · Payroll Liabilities - Other	2,319.77
Total 24000 · Payroll Liabilities	31,097.98
Total Other Current Liabilities	31,097.98
Total Current Liabilities	32,980.35

Triune Solutions LLC
Balance Sheet
As of February 28, 2022

	Feb 28, 22
Long Term Liabilities	
27004 - SBA EIDL Loan	586,400.00
21002 · Navy Fed Credit Union - Loan	43,059.57
21003 · NCRC	20,913.00
27005 · Toyota Loan 2.64% Int	41,225.08
29000 · S/H LOAN - SoFi Lending	43,962.52
Total Long Term Liabilities	735,560.17
Total Liabilities	768,540.52
Equity	
30000 · Capital Stock	100.00
31000 · Paid In Capital	36,418.47
37000 · Members Equity	-326,056.71
Net Income	-17,655.16
Total Equity	-307,193.40
TOTAL LIABILITIES & EQUITY	**461,347.12**

Triune Solutions LLC
Statement of Cash Flows
January through February 2022

	Jan - Feb 22
OPERATING ACTIVITIES	
Net Income	-18,701.02
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Accounts Receivable	-37,829.11
13000 · Prepaid Expenses	-1,536.46
13100 · Prepaid Maint-Truck Mechanical	66.66
13200 · Prepaid Maint-Truck Wheel/Tire	41.52
20500 · AMEX	-611.31
24000 · Payroll Liabilities	631.79
24000 · Payroll Liabilities:24001 · Federal Withholding	2,777.00
24000 · Payroll Liabilities:24002 · FICA Withholding	707.56
24000 · Payroll Liabilities:24004 · FUTA Payable	-51.09
24000 · Payroll Liabilities:24008 · DC Withholding	-670.99
24000 · Payroll Liabilities:24010 · MD Withholding	2,909.94
24000 · Payroll Liabilities:24012 · SUTA Payable	1,208.99
24000 · Payroll Liabilities:24015 · Accrued Salaries	-46,214.95
Net cash provided by Operating Activities	-97,271.47
INVESTING ACTIVITIES	
15100 · Accumulated Depreciation	1,675.22
Net cash provided by Investing Activities	1,675.22
FINANCING ACTIVITIES	
21002 · Navy Fed Credit Union - Loan	-929.24
21003 · NCRC	-1,273.00
27005 · Toyota Loan 2.64% Int	-1,827.33
29000 · S/H LOAN - SoFi Lending	-2,312.72
35000 · Treasury Stock	23,743.00
37000 · Members Equity	-22,763.00
Net cash provided by Financing Activities	-5,362.29
Net cash increase for period	-100,958.54
Cash at beginning of period	294,145.48
Cash at end of period	**193,186.94**

DS
TG

4/26/2022